-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14 (D) (1)
         OR SECTION 13 (E) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                --------------

                                  VERIO INC.
                      (Name of Subject Company (Issuer))
                           CHASER ACQUISITION, INC.
                        NTT COMMUNICATIONS CORPORATION
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                     (Names of Filing Persons (Offerors))

                                --------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                  SERIES A 6.75% CONVERTIBLE PREFERRED STOCK,
                           PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                --------------

                                   923433106
                                   923433502
                                   923433304
                     (CUSIP Number of Class of Securities)

                                --------------

                               Kazuhiko Shimada
                        NTT Communications Corporation
                             1-1-6 Uchisaiwai-cho
                           Chiyoda-ku, Tokyo, Japan
                         Telephone: 011-81-3-3500-8290
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                               Dennis V. Osimitz
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

                           CALCULATION OF FILING FEE

Transaction Valuation*: $5,880,895,910
                                Amount of Filing Fee: $1,176,180
-------
*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $.001 per share, of Verio Inc. (the "Common Stock") at a price per share of Common Stock of $60.00 in cash and the purchase of all outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, of Verio Inc. ("Preferred Stock") at a price per share of Preferred Stock of $62.136 (other than Common Stock already owned by NTT Communications Corporation and its subsidiaries and other than Common Stock owned by Verio Inc. and its subsidiaries). This calculation assumes that all options to purchase shares of Common Stock outstanding as of April 30, 2000 (other than those held by NTT Communications Corporation and its subsidiaries) and warrants to purchase 1,408,320 shares of Common Stock have been exercised and assumes the purchase of all shares of Common Stock issued in connection with such exercise. This calculation also assumes the payment of consideration for additional warrants to purchase 1,306,228 shares of Common Stock in an amount per share of Common Stock subject to such warrants equal to $60.00 minus the applicable exercise price of such warrants. As of May 11, 2000, there were 70,767,677 shares of Common Stock issued and outstanding (not including 8,987,754 shares owned by a subsidiary of NTT Communications Corporation and 2,860,000 shares held by a subsidiary of Verio Inc.) and 7,200,000 shares of Preferred Stock outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_Check]the box if any part of the fee is offset as provided by Rule 0-
  11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount previously paid:
                    Not applicableFiling Party:
                                           Not applicable
  Form or registration No.:
                    Not applicableDate Filed:
                                           Not applicable

[_Check]the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[Xthird-party]tender offer subject to Rule 14d-1.
[_issuer]tender offer subject to Rule 13e-4.
[Xgoing-private]transaction subject to Rule 13e-3.
[Xamendment]to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

                                  SCHEDULE 13D           Page 2 of 12 Pages
  CUSIP No. 923433 10 6

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Rocky, Inc.

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/Includes)options to purchase 66,000 shares of Common Stock issued to NTT
    Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                         Page 3 of 12 Pages
  CUSIP No. 923433 10 6



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Nippon Telegraph and Telephone Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/Includes)options to purchase 66,000 shares of Common Stock issued to NTT
    Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                         Page 4 of 12 Pages
  CUSIP No. 923433 10 6



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Communications Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.9%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/Includes)options to purchase 66,000 shares of Common Stock issued to NTT
    Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

   This Tender Offer Statement on Schedule TO relates to the third-party tender offer by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications"), a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Verio Inc., a Delaware corporation (the "Company") (other than shares of Common Stock already owned by NTT Communications and its subsidiaries), at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, and all of the issued and outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock" and together with the Common Stock, the "Shares"), of the Company at a purchase price of $62.136 per share, plus, if the purchase of the shares of Preferred Stock pursuant to the Offer (as defined below) occurs after July 31, 2000, accumulated and unpaid dividends on such share of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(C) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). In the Offer, Purchaser is also offering to purchase certain outstanding warrants to purchase 1,306,228 shares of Common Stock at a purchase price of $60.00 per warrant less the applicable warrant exercise price and any applicable withholding taxes, net to the seller in cash, without interest, on the terms and conditions set forth in the Offer.

   The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

   The information set forth under "Summary of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

   (a) The name of the subject company is Verio Inc., a Delaware corporation. The Company's executive offices are located at 8005 South Chester, Suite 200, Englewood, Colorado 80112, telephone: (303) 645-1900.

   (b) The classes of securities to which this statement relates are the common stock, par value $.001 per share, of the Company, of which 82,615,431 shares were issued and outstanding as of May 11, 2000 (2,860,000 of which are held by a subsidiary of the Company), and the Series A 6.75% Convertible Preferred Stock, par value $.001 per share, of which 7,200,000 shares were issued and outstanding as of May 11, 2000. The Offer is also being made with respect to certain warrants to purchase an aggregate of 1,306,228 shares of Common Stock of the Company. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 7 ("Price Range of the Shares") in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

   (a) This Tender Offer Statement is filed by NTT, NTT Communications and Purchaser. The information set forth in Section 10 ("Certain Information Concerning NTT, NTT Communications, and Purchaser") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

   (b) The information set forth in Section 10 ("Certain Information Concerning NTT, NTT Communications and Purchaser") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

   (c) The information set forth in Section 10 ("Certain Information Concerning NTT, NTT Communications and Purchaser") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser, NTT Communications or NTT or, to the best knowledge of Purchaser, NTT Communications and NTT, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state or securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase are citizens of Japan.

ITEM 4. TERMS OF THE TRANSACTION.

   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   (a) The information set forth in Section 1 ("Special Factors--Related Party Transactions") and Section 1 ("Special Factors--Background of the Offer; Contacts with Verio") in the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of Purchaser, NTT Communications or NTT, or, to the best knowledge of Purchaser, NTT Communications, and NTT, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

   (b) The information set forth under "Introduction," and Section 1 ("Special Factors--Background of the Offer; Contacts With Verio"), Section 1 ("Special Factors--The Merger Agreement") and Section 1 ("Special Factors--Related Party Transactions") is incorporated herein by reference. Except as set forth under "Introduction" and Section 1 ("Special Factors--Background of the Offer; Contacts with Verio"), Section 1 ("Special Factors--The Merger Agreement") and
Section 1 ("Special Factors--Related Party Transactions") in the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this
Item 5(b) between any of Purchaser, NTT Communications or NTT or any of their respective subsidiaries or, to the best knowledge of Purchaser, NTT Communications and NTT, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of the assets.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

   The information set forth under "Introduction", Section 1 ("Special Factors--Background of the Offer; Contacts with Verio"), Section 1 ("Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of NTT Communications for the Offer and the Merger"), Section 1 ("Special Factors-- The Merger Agreement"), Section 1 ("Special Factors--Statutory Requirements"),
Section 1 ("Special Factors--Appraisal Rights"), Section 1 ("Special Factors-- Plans for Verio After the Offer and the Merger"), Section 8 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations") and Section 12 ("Dividends and Distributions") in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   The information set forth under Section 11 ("Source and Amount of Funds") in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) The information set forth under "Introduction," Section 1 ("Special Factors--Related Party Transactions"), Section 1 ("Special Factors--Beneficial Ownership of Shares") and Section 10 ("Certain Information Concerning NTT, NTT Communications and the Purchaser") in the Offer to Purchase is incorporated herein by reference.

   (b) The information set forth on Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

   The information set forth under "Introduction" and Section 15 ("Fees and Expenses") in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

   Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

   (a) The information set forth in Section 1 ("Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of NTT Communications for the Offer and the Merger"), Section 1 ("Special Factors--Related Party Transactions"), Section 1 ("Special Factors--The Merger Agreement"), Section 1 ("Special Factors--Statutory Requirements"), Section 1 ("Special Factors-- Appraisal Rights"), Section 1 ("Special Factors--Plans for Verio after the Offer and the Merger") and Section 14 ("Legal Matters; Required Regulatory Approvals") in the Offer to Purchase is incorporated herein by reference.
   (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

 (a)(1)(A) Offer to Purchase dated May 17, 2000.

 (a)(1)(B) Omitted.

 (a)(1)(C) Letter of Transmittal.

 (a)(1)(D) Notice of Guaranteed Delivery.

 (a)(1)(E) Letter from the Dealer Managers to Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.

 (a)(1)(F) Letter to clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees.

 (a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.

 (a)(1)(H) Form of Summary Advertisement as published on May 17, 2000.

 (a)(1)(I) Text of press release issued by Verio and NTT Communications dated
           May 7, 2000 (incorporated by reference to Exhibit 99 to the Schedule
           TO of NTT dated May 8, 2000).

 (a)(1)(J) Text of press release issued by NTT Communications dated May 17, 2000.


 (a)(5)(A) Pages 51 through 71 of the Annual Report on Form 10-K/A of Verio for the year ended December 31, 1999 (incorporated by reference to the Form 10-K/A of Verio, filed on March 27, 2000 (file No. 0-24219)).

 (a)(5)(B) Pages 2 through 9 of the Quarterly Report on Form 10-Q of Verio for the quarter ended March 31, 2000 (incorporated by reference to the Form 10-Q of Verio, filed on May 10, 2000 (File No. 0-24219)).

 (a)(5)(C) Complaint of Ari Rosner against Verio Inc., Steven Halstedt,
           Yukimasa Ito, Justin L. Jaschke, James C. Allen, Trygve E. Myhren,
           Paul J. Salem, Arthur L. Cahoon and Nippon Telegraph and Telephone
           Corporation.

 (a)(5)(D) Complaint of Steven Wolk against Arthur L. Cahoon, Paul J. Salem,
           Steven C. Halstedt, James C. Allen, Justin L. Jaschke, Trygve E.
           Myhren, Yukimasa Ito and Verio Inc.

 (a)(5)(E) Complaint of Jacob Weinstock against Steven C. Halstedt, Justin L.
           Jaschke, James C. Allen, Trygve E. Myhren, Paul J. Salem, Yukimasa
           Ito, Arthur L. Cahoon, Verio Inc. and Nippon Telegraph and Telephone
           Corporation.

 (a)(5)(F) Complaint of David Brett against Steven C. Halstedt, Justin L.
           Jaschke, James C. Allen, Trygve E. Myhren, Paul J. Salem, Yukimasa
           Ito, Arthur L. Cahoon, Verio Inc. and Nippon Telegraph and Telephone
           Corporation.

 (a)(5)(G) Complaint of Susan Cody against Verio Inc., Herbert H. Hribar, Tom
           Marinkovich, Trygve E. Myhren, Paul J. Salem, James C. Allen, Steven
           C. Halstedt, George J. Still, Jr., Arthur L. Cahoon and Yukimasa
           Ito.

 (b)       None.

 (c)(1)    Opinion of Salomon Smith Barney Inc. to the Board of Directors of
           Verio, dated May 7, 2000 (included as Annex A to the Offer to
           Purchase filed as Exhibit (a)(1)(A) hereto).

 (c)(2)    Materials presented by Salomon Smith Barney Inc. to the Board of
           Directors of Verio.

 (c)(3) Opinion of Deutsche Bank Securities Inc. to the Board of Directors of NTT Communications, dated May 7, 2000 (included as Annex B of the
           Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

 (c)(4)    Materials presented by Deutsche Bank Securities Inc. to the
           Management of NTT Communications.

 (c)(5)    Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the
           Board of Directors of NTT Communications dated May 7, 2000 (included as Annex C of the Offer to Purchase filed herewith as Exhibit
           (a)(1)(A)).

 (c)(6)    Materials presented by Merrill Lynch, Pierce, Fenner & Smith
           Incorporated to the Board of Directors of NTT Communications.

 (d)(1) Agreement and Plan of Merger dated as of May 7, 2000, by and among NTT Communications, Purchaser and Verio (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D of NTT filed on
           May 10, 2000).

 (d)(2)    Investment Agreement dated April 7, 1998 between Verio and NTT
           (incorporated by reference to Exhibit 2 to the Schedule 13D of NTT filed on May 22, 1998).

 (d)(3) Stock Purchase and Master Strategic Relationship Agreement dated as of April 7, 1998 between Verio and NTT (incorporated by reference to Exhibit 1 to the Schedule 13D of NTT filed on May 22, 1998).

 (d)(4) Confidentiality Agreement between Verio and NTT Communications dated as of April 7, 2000.

 (e)       Not applicable.

 (f)       Section 262 of the Delaware General Corporation Law (included as
           Annex D of the Offer to Purchase filed herewith as Exhibit
           (a)(1)(A)).

 (g)       None.

 (h)       None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   The information set forth in the sections of the Offer to Purchase entitled "Summary of the Offer", "Introduction", Section 7 ("Price Range of the Shares"), Section 12 ("Dividends and Distributions"), Section 1 ("Special Factors--Related Party Transactions"), Section 10 ("Certain Information Concerning NTT, NTT Communications and Purchaser"), Section 2 ("Terms of the Offer"), Section 1 ("Special Factors--The Merger Agreement"), Section 4 ("Procedures For Accepting the Offer and Tendering Shares"), Section 5 ("Withdrawal Rights"), Section 6 ("Material Federal Income Tax Consequences"),
Section 1 ("Special Factors--Background of the Offer; Contacts with Verio"),
Section 1 ("Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of NTT Communications For the Offer and the Merger"), Section 10 ("Certain Information Concerning NTT, NTT Communications and Purchaser"),
Section 1 ("Plans For Verio After the Offer and the Merger"), Section 8 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations"), Section 1 ("Special Factors-- Fairness of the Offer and the Merger"), Section 1 ("Special Factors--Position of NTT, NTT Communications and Purchaser Regarding Fairness of the Offer and the Merger"), Section 1 ("Special Factors--Opinion of Financial Advisor of Verio"), Section 1 ("Special Factors--Opinion of Financial Advisors of NTT Communications"), Section 11 ("Source and Amount of Funds"), Section 15 ("Fees and Expenses"), Section 1 ("Special Factors--Transactions and Arrangements Concerning the Shares"), Section 1 ("Special Factors--Interests of Certain Persons in the Offer and the Merger"), Section 9 ("Certain Information Concerning Verio"), Schedule I and Schedule II are incorporated by reference herein.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SCHEDULE TO AND SCHEDULE 13E-3

                                          Nippon Telegraph and Telephone
                                           Corporation

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          Chaser Acquisition, Inc.

                                                    /s/ Junichi Nomura
                                          By: _________________________________
                                                      Junichi Nomura
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13D

                                          Nippon Telegraph and Telephone
                                           Company

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          NTT Rocky, inc.

                                                   /s/ Keisuke Nakasaki
                                          By: _________________________________
                                                     Keisuke Nakasaki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13E-3

                                          Verio Inc.

                                                   /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                          Name: _______________________________
                                                  Chief Executive Officer
                                          Title: ______________________________

Date: May 17, 2000

                                 EXHIBIT INDEX

 Exhibit No.                             Description
 -----------                             -----------
 (a)(1)(A)   Offer to Purchase dated May 17, 2000.

 (a)(1)(B)   Omitted.

 (a)(1)(C)   Letter of Transmittal.

 (a)(1)(D)   Notice of Guaranteed Delivery.

 (a)(1)(E)   Letter from the Dealer Managers to Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees.

 (a)(1)(F)   Letter to clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.

 (a)(1)(G)   Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

 (a)(1)(H)   Form of Summary Advertisement as published on May 17, 2000.

 (a)(1)(I)   Text of press release issued by Verio and NTT Communications dated
             May 7, 2000 (incorporated by reference to Exhibit 99 to the
             Schedule TO of NTT dated May 8, 2000).

 (a)(1)(J) Text of press release issued by NTT Communications dated May 17, 2000.

 (a)(5)(A)   Pages F-51 through F-71 of the Annual Report on Form 10-K/A of
             Verio for the year ended December 31, 1999 (incorporated by reference to the Form 10-K/A of Verio, filed on March 27, 2000
             (File No. 0-24219)).

 (a)(5)(B) Pages 2 through 9 of the Quarterly Report on Form 10-Q of Verio for the quarter ended March 31, 2000 (incorporated by reference to the Form 10-Q of Verio, filed on May 10, 2000 (File No. 0-24219)).

 (a)(5)(C)   Complaint of Ari Rosner against Verio Inc., Steven Halstedt,
             Yukimasa Ito, Justin L. Jaschke, James C. Allen, Trygve E. Myhren
             J. Salem, Arthur L. Cahoon and Nippon Telegraph and Telephone
             Corporation.

 (a)(5)(D)   Complaint of Steven Wolk against Arthur L. Cahoon, Paul J. Salem,
             Steven C. Halstedt, James C. Allen, Justin L. Jaschke, Trygve E.
             Myhren, Yukimasa Ito and Verio Inc.

 (a)(5)(E)   Complaint of Jacob Weinstock against Steven C. Halstedt, Justin L.
             Jaschke, James C. Allen, Trygve E. Myhren, Paul J. Salem, Yukimasa
             Ito, Arthur L. Cahoon, Verio Inc. and Nippon Telegraph and
             Telephone Corporation.

 (a)(5)(F)   Complaint of David Brett against Steven C. Halstedt, Justin L.
             Jaschke, James C. Allen, Trygve E. Myhren, Paul J. Salem, Yukimasa
             Ito, Arthur L. Cahoon, Verio Inc. and Nippon Telegraph and
             Telephone Corporation.

 (a)(5)(G)   Complaint of Susan Cody against Verio Inc., Herbert Hribar, Tom
             Marinkovich, Trygve E. Myhren, Paul J. Salem, James C. Allen,
             Steven C. Halstedt, George J. Still, Jr., Arthur L. Cahoon, Justin
             L. Jaschke and Yukimasa Ito.

 (b)         None.

 (c)(1)      Opinion of Salomon Smith Barney Inc. to the Board of Directors of
             Verio, dated May 7, 2000 (included as Annex A of the Offer to
             Purchase filed herewith as Exhibit (a)(1)(A)).

 (c)(2)      Materials presented by Salomon Smith Barney Inc. to the Board of
             Directors of Verio.

 (c)(3) Opinion of Deutsche Bank Securities Inc. to the Board of Directors of NTT Communications, dated May 7, 2000 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

 (c)(4) Materials presented by Deutsche Bank Securities Inc. to the Board of Directors of NTT Communications.

 (c)(5) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of NTT Communications dated May 7, 2000
             (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).


 Exhibit No.                             Description
 -----------                             -----------
 (c)(6)      Materials presented by Merrill Lynch, Pierce, Fenner & Smith
             Incorporated to the Board of Directors of NTT Communications.

 (d)(1) Agreement and Plan of Merger dated as of May 7, 2000, by and among NTT Communications, Purchaser and Verio (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D of NTT filed on May 10, 2000).

 (d)(2)      Investment Agreement dated April 7, 1998 between Verio and NTT
             (incorporated by reference to Exhibit 2 to the Schedule 13D of NTT filed on May 22, 1998).

 (d)(3) Stock Purchase and Master Strategic Relationship Agreement dated as of April 7, 1998 between Verio and NTT (incorporated by reference to Exhibit 1 to the Schedule 13D of NTT filed on May 22,
             1998).

 (d)(4) Confidentiality Agreement between Verio and NTT Communications dated as of April 7, 2000.

 (e)         Not applicable.

 (f)         Section 262 of the Delaware General Corporation Law (included as
             Annex D of the Offer to Purchase filed herewith as Exhibit
             (a)(1)(A)).

 (g)         None.

 (h)         None.

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